EXHIBIT 4.2

Neil Roden Group Director, Human Resources

Mr Stephen Hester	Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2022 Facsimile: 0131 523 4985 www.rbs.com

24th February 2009

Dear Stephen,

SERVICE AGREEMENT AMENDMENT

I refer to our recent discussions regarding your service agreement, signed by The Royal Bank of Scotland pic on 4 November 2008 (your "Service Agreement").

As discussed, this letter is to briefly confirm our agreement to amend clause 26.4 of your Service Agreement by deleting the current clause in its entirety and replacing it with the following:

"26.4	Notwithstanding anything else in this Agreement:

(a)
having complied with its obligations contained in the second sentence of clause 4.5 above, the Company may elect to terminate the Executive's employment by reason of the Executive's personal underperformance by giving written notice with immediate effect (and, for the avoidance of any doubt, without making any payment in lieu of notice); and/or

(b)
in the event that the Executive resigns (other than as a consequence of fundamental breach by the Company of the terms of this Agreement), the Company may elect to make a payment in lieu of notice. The payment in lieu of notice in this case will be a sum equal to Salary Element of the Executive's ValueAccount for the Applicable Notice Period. No payment will be made in respect of any other benefit."

This amendment will take effect on the date your Service Agreement commenced operation.

Please could you kindly sign and return a copy of this letter to confirm your agreement to the above-noted amendment?

Yours sincerely,

/s/ Neil Roden
Neil Roden

Group HR Director

Signed	/s/ Stephen Hester

Dated

The Royal Bank of Scotland Group pic Regjstered in Scotland No. 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB